12061 Bluemont Way Reston, VA 20190 t: 703-948-3200 VerisignInc.com

May 27, 2015

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	VeriSign, Inc. Registration Statement on Form S-4 (CIK No. 1014473), filed on May 27, 2015
Ladies and Gentlemen:
On May 27, 2015, VeriSign, Inc. (the “Issuer”) filed with the Securities and Exchange Commission (the “Commission”) a registration statement (File No. 333-204485) (the “Registration Statement”) on Form S-4 under the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement registers $500,000,000 in aggregate principal amount of the Issuer’s new 5.25% Senior Notes due 2025 (the “Exchange Notes”) to be exchanged in an exchange offer (the “Exchange Offer”) for a like principal amount of the Issuer’s outstanding 5.25% Senior Notes due 2025 (the “Initial Notes”). We are submitting this letter in order to inform you that the Issuer is registering the Exchange Offer in reliance on the Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991) (the “Morgan Stanley Letter”) and Shearman & Sterling, SEC No‑Action Letter (available July 2, 1993). In connection with the filing of the Registration Statement and in anticipation of the acceleration of the effectiveness thereof, the Issuer hereby represents as follows:
The Issuer has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and to the best of the Issuer’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to

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be received in the Exchange Offer. In this regard, the Issuer will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the Exchange Notes to be acquired in the registered Exchange Offer (1) cannot rely on the staff’s position in the Exxon Capital Letter, the Morgan Stanley Letter or similar letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Issuer acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.
With respect to any broker-dealer participating in the Exchange Offer with respect to the Initial Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Issuer or any affiliate of the Issuer to distribute the Exchange Notes. In addition, the Issuer (i) will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Initial Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange therefor pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes and (ii) will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer the additional requirement that if the exchange offeree is a broker-dealer holding Initial Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Initial Notes pursuant to the Exchange Offer. The letter of transmittal will also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

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Very truly yours,

VERISIGN, INC.

/s/ Thomas C. Indelicarto
Name:	Thomas C. Indelicarto
Title:	Senior Vice President, General Counsel and Secretary

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